The following communication was made available to AECOM employees on July 14, 2014:

Frequently Asked Questions

1.              Why is AECOM acquiring URS?

•                  URS greatly enhances AECOM’s capacity to provide integrated delivery capabilities, covering all four components of the infrastructure asset lifecycle — design, build, finance and operate.

•                  The combination of these two industry leaders positions AECOM as one of the largest E&C companies, by gross revenue, in the world.

•                  Clients of both firms will receive substantial benefits as AECOM will be better positioned to deliver the integrated services that clients increasingly demand.

2.              Who is URS?

•                  URS is a leading provider of engineering, construction and technical services for federal, oil and gas, infrastructure, power, and industrial projects and programs.

3.              Is it overly ambitious for AECOM to be purchasing the larger URS?

•                  AECOM has substantial successful merger experience, having completed more than 30 acquisitions since going public in 2007.

•                  We are combining two complementary organizations. About half of the URS business operates in markets in which AECOM does not currently have a presence — and these businesses will not need to be integrated at all. The balance of the organization, where we do have overlap, is in the U.S., where we have had plenty of experience integrating other large organizations like Earth Tech.

•                  We are adding terrific talent that will be a part of the combined leadership team and will be instrumental in the integration and ongoing running of the business.

4.              How does this deal affect AECOM’s stated strategic focus?  What is the combined company’s long-term strategy?

•                  This transaction dramatically accelerates our vision to become the premier, fully integrated infrastructure firm.

•                  Combining URS’s deep construction expertise with AECOM’s construction capabilities creates a differentiated service offering that can be leveraged across AECOM’s global platform.

5.              What is the integration plan and over what timeframe?

•                  AECOM has already begun the process of integration planning with URS, to the extent allowed by law, so that we will be positioned to leverage the best opportunities from the combination when the transaction closes.

•                  We are developing a detailed integration plan that will be led by executives with significant successful integration experience from both companies.

•                  Upon closure of the transaction, AECOM will complete integration as expeditiously as possible.  We are expecting to close in October 2014.

6.              What are the risks to employee and client retention, and how are you going to address them?

•                  We’re highly confident that employees and clients alike will see the compelling benefits this combination will deliver to them.

•                  As you might expect, we are immediately beginning a robust communications plan with employees and clients and will continue to share information throughout this process to keep our key stakeholders informed and up to date.

7.              What competitive advantage does this give us?

•                  URS adds strong sector expertise in important end markets, including oil & gas — a higher-growth market — government services and power.

•                  URS brings a complementary customer base — including private sector and public sector clients — to which AECOM can provide its broad suite of capabilities globally.

8.              How is URS’s business different from ours?

•                  URS’s construction capabilities, geographic positioning and sector expertise in end markets, such as oil & gas and federal services, make it an attractive choice for this combination.

9.              How long will the transaction take to close?

•                  The transaction is expected to close in October 2014.

10.       What should we do in the interim period?

•                  The transaction is expected to close in October 2014. Until then, employees should review the rules of engagement with URS that are posted on myAECOM.

11.       What do I gain from this transaction?

•                  Our 95,000 employees, across 150-plus countries, will benefit as the combined organization capitalizes on its greater scale and capital to invest in and develop its people, their career opportunities and their capacity to compete globally.

12.       Who will lead the combined company?

•                  Mike Burke will be CEO, and Steve Kadenacy will be CFO. All other key roles in the organization will be filled by a combination of the best leaders from both organizations.

13.       What can I tell my family and friends about this transaction?

•                  Employees can share publicly available information about the transaction with friends and family. Employees are encouraged to share the press release and microsite describing the transaction with friends and family.

14.       How are clients going to be notified about the deal?

•                  A comprehensive outreach plan is being launched to ensure that clients are informed about the transaction.

15.       How do I handle a request for comments from a media outlet?

•                  Requests for comments and interviews should be directed to Paul Gennaro, chief communications officer, at 1-212-973-3167 or Paul.Gennaro@aecom.com.

16.       When will I receive more information?

•                  AECOM and URS are committed to keeping you informed, and we will provide updates through several channels as information becomes available.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, AECOM intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000. Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Additionally, information about the transaction is available online on this website.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM’s directors and executive officers is available in AECOM’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on January 24, 2014. Information about directors and executive officers of URS is available in the proxy statement for the2014 Annual Meeting of Stockholders of URS filed with the SEC on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.